Exhibit 1.01

HUBBELL INCORPORATED

Conflict Minerals Report

For The Year Ended December 31, 2015

This report for the year ended December 31, 2015, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (also referred to as “3TG”). These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant has Conflict Minerals but can establish that those Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they need to submit only a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”).

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must describe its RCOI and also exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a report (a Conflict Minerals Report (the “CMR”)) to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule requires an independent audit only if the Company asserts one or more of its products are “conflict-free.” The Company is not making that statement regarding any of its products.

1. Company Overview

This report has been prepared by management of Hubbell Incorporated (herein referred to as “Hubbell,” the “Company,” the “registrant”, “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries.

Hubbell is primarily engaged in the design, manufacture and sale of quality electrical and electronic products for a broad range of non-residential and residential construction, industrial and utility applications. Products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Canada, Switzerland, Puerto Rico, Mexico, the People’s Republic of China (“China”), Italy, the United Kingdom, Brazil, Australia and Ireland. Hubbell also participates in joint ventures in Taiwan and Hong Kong, and maintains offices in Singapore, China, India, Mexico, South Korea and countries in the Middle East.

The Company’s reporting segments consist of the Electrical segment (comprised of electrical systems products and lighting products) and the Power segment, as described more fully in the Company’s annual reports on Form 10-K. Such annual reports are made available free of charge through the Investor Relations section of the Company’s website at www.hubbell.com as soon as practicable after such material is electronically filed with, or furnished to, the SEC. In addition, the Company’s SEC filings can be accessed from the SEC’s homepage on the Internet at www.sec.gov. The information contained on the Company’s website or connected to the SEC website is not incorporated by reference into this CMR and should not be considered part of this report.

Supply Chain

Hubbell manufactures finished goods from raw components, semi-finished components, and sub-assemblies. These materials may be purchased directly from a manufacturer or through distribution. Hubbell specifications for raw materials may vary from elemental content to form, fit and function as required by the finished product. Hubbell also contracts to manufacture finished goods.

We manufacture a wide range of products that contain Conflict Minerals but we do not purchase ore or unrefined Conflict Minerals directly from mines and generally are separated by multiple steps in the supply chain from the mining source. We employ a large group of suppliers for the many components and parts containing Conflict Minerals that are used in our products.

Accordingly, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are provided to them from lower tier suppliers. Contracts with our suppliers are frequently in force for multiple years or more and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or our contracts renew, we include a clause to require suppliers to provide information about the source of Conflict Minerals and smelters. We also included a Conflict Minerals related provision in Hubbell’s standard Terms and Conditions. In the meantime, as described below, we are working with our suppliers to insure that they provide the 3TG sourcing information until the contracts can be amended.

2. Reasonable Country of Origin Inquiry

Hubbell undertook the following measures to perform a country of origin inquiry (“RCOI”) on its Conflict Minerals.

We surveyed direct suppliers representing in excess of 80% of all suppliers and over 90% of our 2015 expenditures for direct materials. Based on our evaluation of the industry and other filers, our risk-based approach is consistent with the methodology of peer companies and the overall marketplace in surveying suppliers. In sending those surveys, we asked for completion of the CFSI Conflict Minerals Reporting Template.

As a result of the Company’s RCOI efforts, we are unable to determine the origin of certain Conflict Minerals and cannot exclude the possibility that some may have originated in a Covered Country. For that reason, we undertook additional due diligence and are obligated to submit this CMR to the SEC.

In accordance with the OECD Guidance and the Dodd-Frank Act, this report is available on our website at www.hubbell.com.

Conflict Minerals Policy

We have adopted the following Conflict Minerals Policy:

The Hubbell Conflict Minerals Policy requires Hubbell to annually analyze the sourcing of any Conflict Minerals from the Democratic Republic of Congo (“DRC”) and its neighboring countries pursuant to the requirements of the Dodd-Frank Act. Hubbell has established a Conflict Minerals compliance program that is designed to follow the framework established by the OECD. As Hubbell becomes aware of instances where Conflict Minerals in our supply chain may finance armed groups, Hubbell will work with its suppliers to either identify potential alternate sources or formulate other appropriate responses. Hubbell remains committed to working with its global supply chain to ensure compliance with Section 1502 of the Dodd-Frank Act. Our Conflict Minerals policy is publicly available on our website at www.hubbell.com.

3. Due Diligence Process

3.1 Design of Due Diligence

After reviewing different due diligence processes and consulting with a variety of partners, vendors, experts, and industry peers, we determined that the OECD Guidance was the most appropriate approach for our organization. As such, our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the OECD Guidance) and the related Supplement on gold and the Supplement on tin, tantalum and tungsten.

3.2 Due Diligence Performed

3.2.1 Establish Strong Company Management Systems

As described above, Hubbell has adopted a company policy regarding Conflict Minerals which is posted on our website at www.hubbell.com.

Internal Team

A group of individuals within Hubbell are responsible for implementing the Conflict Minerals program. There is one appointed individual that functions as a centralized point of contact who requests, reviews, tabulates and organizes the survey responses, including the identification of smelters or other sources. Further, the Company tracks and follows up on the submitted information. Through these efforts, the Company achieved a response rate in excess of 80% as to all suppliers with those respondents constituting more than 90% of 2015 expenditures for direct materials from the surveyed suppliers.

The primary point of contact reports into a steering committee (the “Committee”) established several years ago dedicated to complying with the Dodd-Frank Act regarding Conflict Minerals. This team consists of senior management, representatives from each of Hubbell’s four (4) business platforms, and representatives from various cross-functional areas. The Committee is co-sponsored by Hubbell’s Senior Vice President, General Counsel and the Vice President, Operations. The Committee has met regularly since its inception to plan for, create, and administer a compliance program applicable to the Dodd-Frank Act. The Committee has analyzed different strategies for supply chain due diligence and tailored a program specifically suited for Hubbell.

The Committee’s co-sponsors have provided regular updates to senior management and Hubbell’s Board of Directors regarding the Company’s response to the Dodd-Frank Act and our due diligence efforts. Members of the team have liaised with their functional counterparts on compliance matters related to the Dodd-Frank Act. The platform representatives are tasked with not only participating in the Committee, but bringing forward to the Committee any issues relating to their specific platform. These members are further responsible for implementing our Conflict Minerals compliance strategy in concert with the Committee.

Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our sector. We participate in the Manufacturers Alliance for Productivity and Innovation (MAPI). Controls include, but are not limited to, our Code of Business Conduct and Ethics, which outlines expected behaviors for all Hubbell employees.

Grievance Mechanism

Our Company has multiple longstanding grievance mechanisms (via Human Resources and Speak Up Today) whereby employees can report violations of Hubbell’s policies and procedures.

Maintain Records

Hubbell has a Records Retention Policy that dictates what materials, records and documents need to be retained and for how long. Any data generated by our due diligence exercises are stored on our internal network drive. We also individually attach supplier survey responses to our ERP system.

3.2.2 Identify and assess risk in the supply chain

Hubbell uses a single enterprise resource planning (“ERP”) system for the majority of our enterprise. Utilizing this system, direct, material suppliers are easily identified with standard material spend reports. For the rest of our enterprise, we receive a total material spend report from each site not included in the single ERP system and then aggregate these reports to the ERP system report.

This process identified more than 5,055 direct suppliers. All identified suppliers were then solicited as to the 3TG content of their products.

We rely on these suppliers, whose components may contain 3TG, to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of the largest suppliers are also SEC registrants and subject to the Rule. Suppliers that may be additive to our total supplier count as a result of business acquisitions will be reported in the applicable period.

We conducted a survey of those direct suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to Conflict Minerals. Hubbell chose the Template because it was the most commonly cited template to use, made sense for our particular industry, and several of our consultants had referenced/recommended it. At the beginning of 2013 it was simply one of a variety of options from which to choose, but since that time the Committee has found that it has become the de facto standard for our industry. The EICC template follows the OECD due diligence guidelines, but unlike the broad recommendations of the guidelines, EICC is an actual form that can be completed by our suppliers.

3.2.3 Design and Implement a Strategy to Respond to Risks

Hubbell has an established Enterprise Risk Management (“ERM”) Plan that evaluates and quantifies various risks facing the Company. Updates to this risk assessment are provided regularly to senior management. Any changes to the regulatory landscape (such as the Dodd-Frank Act) would be included in ERM. The Committee regularly analyzes the risks associated with the Dodd-Frank Act.

3.2.4 Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. However, we do rely upon industry efforts to influence smelters and refiners to be audited and certified through CFSI’s program.

3.2.5 Report on Supply Chain Due Diligence

In addition to this report, see our website at www.hubbell.com for our Conflict Minerals Policy and Report.

4. Due Diligence Results

Survey Responses

We solicited 5,055 suppliers and received a form of response from 81% of them. These respondents constitute approximately 94% of our spend on direct materials. We categorized the responses against criteria developed to determine which required further engagement with our suppliers. 59% of our suppliers responded to us that the material that they supply either: does not contain 3TG, is exempt from the Rule, or the 3TG is certified conflict free smelter. We have not been able to confirm if these materials are in fact truly conflict-free. 22% of our suppliers provided an “Undeterminable” response. The remaining 19% of our suppliers did not respond to our survey.

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Hubbell. We are therefore unable to determine whether any of the

Conflict Minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

In addition to our suppliers, the Committee also made efforts to ensure that our customers received any necessary Conflict Minerals information they needed. As such, Hubbell established a dedicated email address (conflictminerals@hubbell.com) for our customers from which the Company responds to questions and provides greater clarity about Hubbell’s Conflict Minerals program.

Efforts to Determine Mine or Location of Origin

Through our participation in MAPI, the OECD implementation programs, and requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners

As part of the Company’s Conflict Mineral Program, we have identified and compiled a list of 514 potential smelters and refiners. As discussed above, most of the information provided to us is furnished by our suppliers at a company or divisional level such that it is unclear and uncertain if the specified smelters or refiners identified by them in fact provided Conflict Minerals in the materials sold to us. Of the reported smelters, approximately 296 have smelter identification numbers while the remainder of the smelters identified in survey responses have been either misidentified or have not yet been registered for certification. During the coming year, the Company anticipates continuing to devote attention to identifying the actual smelters and sources of Conflict Minerals in their products to enhance our understanding of our sources as well as to enable us to provide more information next year.

DRC Conflict Mineral Status

We have determined that we are unable to determine the status of our products for 2015.

5. Steps to be taken to mitigate risk

We are considering taking the following steps to improve the due diligence conducted and to further mitigate the risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Continue to engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

b.	Continue requesting and implementing a Conflict Minerals clause in new or renewed supplier agreements to assist in requiring and receiving enhanced Conflict Minerals information, including relating to the sources of the minerals.

c.	Intensify the Company’s efforts to obtain increased information regarding the smelters and refiners used by the Company’s suppliers and the sources of Conflict Minerals for those smelters and refiners to develop an enhanced understanding of the Company’s Conflict Minerals sources.

d.	Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

e.	Continue to work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.